

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 14, 2017

<u>Via E-mail</u>
Calvin Chin
Chief Executive Officer
GMCI Corp.
Level 1 Tower 1 Avenue 3
The Horizon
Bangsar South City, Kuala Lumpur
Malaysia

> **Re: GMCI Corp.**
> **Amendment No. 1 to Form 10-12G**
> **Filed October 24, 2017**
> **File No. 000-54629**

Dear Mr. Chin:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 3, 2017 letter.

<u>Business, page 3</u>

1. We note your revisions made in response to comment 2. As requested, please similarly revise disclosure on page 14 to provide all information required by Item 404(d)(1).

2. We note your response to comment 3 and we reissue the comment. Your website, www.gmcicorporation.com, states that you strive to be the "preferred private equity corporation in the region," and it identifies significant operations not discussed in the Form 10, including that your company is "is an investment holding group … with valuable assets in the form of companies acquired throughout the Asian region, focusing

on 6 main sectors deemed to be sustainably profitable, providing consistent attractive returns to its shareholders." Please revise to reconcile the inconsistencies with your website or advise us why you believe the significant operations referenced above should not be addressed in the Form 10.

You may contact Raj Rajan at (202) 551-3388 or Joel Parker, Senior Assistant Chief Accountant, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions on engineering-related comments. Please contact Hillary Daniels at (202) 551-3959 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: J.T. Gaskill, Esq.
        Ortoli Rosenstadt LLP